Exhibit 99.3

URANIUM ROYALTY CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 17, 2024

NOTICE-AND-ACCESS NOTICE TO SHAREHOLDERS

NOTICE IS HEREBY GIVEN that our annual general and special meeting of shareholders of Uranium Royalty Corp. (the “Company”) will be held at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada, on Thursday, October 17, 2024, at 9:00 a.m. (Vancouver time) (the “Meeting”), for the following purposes:

1.	Financial Statements: to receive the financial statements of the Company for the financial year ended April 30, 2024, together with the accompanying auditor’s report;

2.	Election of Directors: to elect directors for the Company for the ensuing year as set forth in the Company’s Management Circular (the “Circular”);

3.	Appointment of Auditor: to reappoint PricewaterhouseCoopers LLP as auditor for the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

4.	Approval of Amendment and Restatement of the Long-Term Incentive Plan: to consider and, if thought appropriate, approve an ordinary resolution ratifying, affirming and approving certain amendments to the Company’s long-term incentive plan, as amended, with an effective date of July 6, 2023 – see “Approval of the Amendment and Restatement of the Long-Term Incentive Plan” in the Circular; and

5.	Other Business: to transact such other business as may properly come before the Meeting and any adjournment(s) or postponement(s) thereof.

The Company is using notice-and-access rules adopted by the Canadian Securities Administrators, and relying on certain exemptions obtained by the Company under the Canada Business Corporations Act, to provide shareholders with electronic access to the Notice of Meeting, Circular, audited annual financial statements of the Company for the year ended April 30, 2024, and the accompanying management’s discussion and analysis (collectively, the “Meeting Materials”), instead of mailing paper copies. The Meeting Materials are available on the Company’s website at: https://www.uraniumroyalty.com/investor-centre/shareholder-meetings/ and under the Company’s profile on www.sedarplus.ca. The use of the notice-and-access provisions reduces costs to the Company.

To request a paper copy of the Meeting Materials by mail or to receive additional information about notice-and-access, please call the Company toll free at 1-855-396-8222 (extension 522). There is no cost to you to request a paper copy of the Meeting Materials. Any Shareholder wishing to request a paper copy of the Meeting Materials should do so by 4:00 p.m. (Vancouver time) on October 7, 2024, in order to receive and review the Meeting Materials and submit their vote by 9:00 a.m. (Vancouver Time) on October 15, 2024, as set out in the proxy or voting instruction form accompanying this Notice. Please retain the proxy or voting instruction form accompanying this Notice as another will not be sent.

The Company’s board of directors has fixed August 22, 2024, as the record date for the determination of Shareholders entitled to notice of and to vote at the Meeting and at any adjournment(s) or postponement(s) thereof. Only Shareholders whose name appears on the records of the Company’s central security register (“Registered Shareholder”) at the close of business on the record date are entitled to such notice and to vote at the Meeting in the circumstances set out in the Information Circular.

Registered Shareholders are entitled to vote at the Meeting in person or by proxy. Registered Shareholders who are unable to attend the Meeting, or any adjournment(s) or postponement(s) thereof, are requested to complete, sign, date and return the proxy accompanying this Notice in accordance with the instructions set out therein and in the Information Circular. A proxy will not be valid unless it is received by Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 9:00 a.m. (Vancouver time) on October 15, 2024, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The chairman of the Meeting has the discretion to accept proxies received after that time. Registered Shareholders may also vote their proxies via telephone or the internet in accordance with the instructions provided in the proxy.

Non-registered Shareholders who received a voting instruction form accompanying this Notice through a broker or other intermediary must deliver the voting instruction form in accordance with the instructions provided by such intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting. Non-registered Shareholders must make additional arrangements through such intermediary to vote in person at the Meeting.

Shareholders are reminded to review the Meeting Materials prior to voting.

DATED at Vancouver, British Columbia, Canada, as of the 23rd day of August, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Amir Adnani
Amir Adnani
Chairman and Director